UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Innovative Solutions and Support, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of class of securities)

45769N105
(CUSIP Number)

Christopher Harborne
23F M Thai Tower, All Seasons Place
87 Wireless Road
Bangkok 10300 Thailand
(860) 365-8016
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:

Philip Richter
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8763
September 21, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 45769N105	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Christopher Harborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Great Britain and Thailand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
2,212,847

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
2,212,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,212,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.: 45769N105	SCHEDULE 13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
Klear Kite LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
2,212,847

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
2,212,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,212,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

The following constitutes Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2022 by the Reporting Persons (the “Original Schedule 13D”). This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.
Item 5. Interest in Securities of the Issuer
Items 5(a) - (c) are hereby amended and restated in their entirety as follows:
(a), (b) Klear Kite, and by virtue of being the sole member of Klear Kite, Mr. Harborne each beneficially owns 2,212,847 Shares, which are held directly by Klear Kite. Such Shares represent approximately 12.8% of the outstanding Shares of the Company. Klear Kite and Mr. Harborne share voting power and investment power over all such Shares.
For purposes of this Item 5(a) and (b), the percentages are calculated based upon (x) the number of Shares beneficially owned by each Reporting Person, divided by (y) 17,276,213 Shares outstanding as of July 29, 2022, as reported in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2022, filed with the SEC on August 12, 2022.
(c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth on Schedule A hereto and is incorporated herein by reference. All of the transactions in the Shares were effected in the open market through various brokerage entities.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 23, 2022

By:	/s/ Christopher Harborne
Christopher Harborne

KLEAR KITE LLC

By:	/s/ Christopher Harborne
Its:	Sole Member

SCHEDULE A

Transactions in Shares of the Company since the Filing of the Original Schedule 13D
The following table sets forth all transactions in the Shares effected since the filing of the Original Schedule 13D by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions.
Date of Purchase / Sale	Shares Purchased / (Sold)	Price Per Share ($)
September 14, 2022	12,971	$8.10
September 15, 2022	2,627	$8.25
September 16, 2022	20,712	$8.41
September 19, 2022	111,895	$9.00
September 20, 2022	9,755	$8.99
September 21, 2022	20,711	$8.92
September 22, 2022	7,731	$8.88